3.12.2003

To	To	To
The Securities Exchange Authority	Tel Aviv Stock Exchange	The Companies Registrar
22 Canfay Hanesharim St.	54 Ehad Ha’am St.	P.O.Box 28178
Jerusalem- 95464	Tel-Aviv- 65202	Jerusalem- 91280
Fax: +972-2-6513940	Fax: +972-3-5105379

Dear Sirs,

Re: Immediate Report- Baran Group Ltd. ID# 52-003725-0

I am honored to file this immediate report, on behalf of my client Baran Group Ltd. (hereinafter- the “Company”).

1.	Meissner- Baran Ltd. (hereinafter- “Meissner Baran”), has signed an agreement with Tower Semiconductor Ltd. (hereinafter – “Tower”) for the execution of phase “II” of the turnkey project “FAB 2” Plant in Migdal Ha’Emek (hereinafter – “Phase II Project”), which came into effect today, 3.12.2003.

Meissner Baran is jointly owned by Baran Group Ltd. and M&W Zander from Germany.

2.	The Phase II Project will include increasing the manufacturing capabilities of Tower’s new Fab 2 plant up to 33,000 wafers per month and enable further production ramping.

3.	The estimated value of the Phase II Project is $35.8 million US, and it will be performed in five sub phases. The first sub phase, for approximately $4 million US, will start immediately, and the following sub phases will be performed in accordance with the pace and progress of the Phase II Project, as well as Tower’s demands.

4.	The execution of the Phase II Project is a result of the successful completion of Phase I – the establishment of a new wafer manufacturing plant for Tower in Migdal Ha’Emek in a monetary scope of $180 million US and following Tower’s decision to further enhance Fab 2’s capacity.

Sincerely yours, Haim Assael, Adv. Haim Assael Law Offices